Appendix A

The following is a reconciliation of our net (loss) income to EBITDA (excluding loss on extinguishment of debt), Adjusted EBITDA and Store-level Adjusted EBITDA:

	Fiscal Year Ended				Thirteen Weeks Ended		Twelve Months Ended
	January 26, 2013	January 25, 2014	January 31, 2015	January 30, 2016	May 2, 2015	April 30, 2016	April 30, 2016
				(in thousands)			
Net (loss) income . . .	$(9,749)	$(22,283)	$ (436)	$ 3,574	$ 1,768	$ 7,326	$ 9,132
Interest expense, net .	39,837	41,152	42,382	36,759	10,806	8,193	34,146
Loss on extinguishment of debt	20,744	—	—	36,046	—	—	36,046
Income tax (benefit) provision	(1,558)	59	4,357	(14,160)	4,324	4,451	(14,033)
Depreciation and amortization(a) . . .	12,912	13,132	23,317	28,694	6,175	8,006	30,525
EBITDA	$62,186	$ 32,060	$ 69,620	$ 90,913	$23,073	$27,976	$ 95,816
Legal settlements and consulting and other professional services(b)	3,609	2,874	4,633	3,506	978	567	3,095
Costs associated with new store openings(c)	1,070	2,023	6,848	9,801	2,028	2,522	10,295
Relocation and employee recruiting costs(d)	321	4,442	2,928	724	167	87	644
Management fees and expenses(e)	3,805	3,690	3,596	3,612	887	901	3,626
Stock-based compensation expense(f)	292	4,373	4,251	4,663	1,109	1,162	4,716
Impairment of trade name(g)	—	37,500	—	—	—	—	—
Non-cash rent(h) . . .	1,730	1,367	1,795	2,398	214	747	2,931
Other(i)	8,567	(1,361)	1,881	(347)	943	—	(1,290)
Adjusted EBITDA . . .	$81,580	$ 86,968	$ 95,552	$115,270	$29,399	$33,962	$119,833
Corporate overhead expenses(j)	14,146	25,977	37,570	53,303	12,067	15,294	56,530
Store-level Adjusted EBITDA	$95,726	$112,945	$133,122	$168,573	$41,466	$49,256	$176,363

(a) Includes the portion of depreciation and amortization expenses that are classified as cost of sales in the statements of operations included elsewhere in this prospectus.

(b) Primarily consists of (i) consulting and other professional fees with respect to completed projects to enhance our accounting and finance capabilities, as well as other public company readiness initiatives, of $3.1 million, $2.2 million, $2.8 million and $3.5 million for fiscal years 2013, 2014, 2015 and 2016, respectively; $1.0 million and $0.6 million for the thirteen weeks ended May 2, 2015 and April 30, 2016, respectively; and $3.1 million for the twelve months ended April 30, 2016 and (ii) litigation settlement charges and related legal fees for certain pre-Acquisition claims and legal costs for other matters that have concluded in the amounts of $0.5 million, $0.7 million and $1.8 million for fiscal years 2013, 2014 and 2015, respectively, and there were no adjustments related to such items for the other periods presented.

(c) Non-capital expenditures associated with opening new stores, including marketing and advertising, labor and cash occupancy expenses. We anticipate that we will continue to incur cash costs as we open new stores in the future. We opened seven, ten, 16 and 20 new stores in fiscal years 2013, 2014, 2015 and 2016, respectively; five and six new stores during the thirteen weeks ended May 2, 2015 and April 30, 2016, respectively; and 21 new stores during the twelve months ended April 30, 2016.

(d) Primarily reflects (i) relocation expenses associated with moving our corporate headquarters from Houston, Texas, to Plano, Texas, late in fiscal year 2014 and related relocation bonuses and (ii) employee recruiting and relocation costs incurred in connection with the build-out of our management team. Corporate relocation expenses were $3.2 million for fiscal year 2014 and $2.1 million for fiscal year 2015. There were no adjustments related to corporate relocation costs for the other periods presented. Employee recruiting and relocation costs were $0.3 million, $1.2 million, $0.8 million and $0.7 million for fiscal years 2013, 2014, 2015 and 2016, respectively; $0.2 million and $0.1 million for the thirteen weeks ended May 2, 2015 and April 30, 2016, respectively; and $0.6 million for the twelve months ended April 30, 2016.

(e) Reflects management fees paid to our Sponsors in accordance with our management agreement. In connection with this offering, the management agreement will be terminated and our Sponsors will no longer receive management fees from us.

(f) Consists of non-cash stock-based compensation expense related to stock option awards.

(g) Reflects the impairment of the Garden Ridge trade name as a result of our rebranding initiative.

(h) Consists of the non-cash portion of rent, which reflects (i) the extent to which our GAAP straight-line rent expense recognized exceeds or is less than our cash rent payments, partially offset by (ii) the amortization of deferred gains on sale-leaseback transactions that are recognized to rent expense on a straight-line basis through the applicable lease term. The offsetting amounts relating to the amortization of deferred gains on sale-leaseback transactions were $(0.3) million, $(1.8) million and $(3.2) million for fiscal years 2014, 2015 and 2016, respectively; $(0.7) million and $(1.0) million for the thirteen weeks ended May 2, 2015 and April 30, 2016, respectively; and $(3.4) million for the twelve months ended April 30, 2016. There were no adjustments related to the amortization of deferred gains on sale-leaseback transactions for the other periods presented. The GAAP straight-line rent expense adjustment can vary depending on the average age of our lease portfolio, which has been impacted by our significant growth over the last four fiscal years. For newer leases, our rent expense recognized typically exceeds our cash rent payments while for more mature leases, rent expense recognized is typically less than our cash rent payments.

(i) Other adjustments include amounts our management believes are not representative of our ongoing operations, including:

- for fiscal year 2013, a $5.6 million exit payment to former management;

- for fiscal year 2014, an insurance reimbursement of $(1.6) million and a prior year audit refund of $(0.5) million;

- for fiscal year 2015, asset retirements related to our rebranding of $0.6 million and $0.4 million for a store relocation; and

- for fiscal year 2016, gain on the sale of our property in Houston, Texas of $(1.8) million and $(0.3) million related to various refunds for prior period taxes and audits, slightly offset by $0.5 million in expenses incurred for a store closure.

(j) Reflects corporate overhead expenses, which are not directly related to the profitability of our stores, to facilitate comparisons of store operating performance as we do not consider these corporate overhead expenses when evaluating the ongoing performance of our stores from period to period. Corporate overhead expenses, which are a component of selling, general and administrative expenses, are comprised of various home office general and administrative expenses such as payroll expenses, occupancy costs, marketing and advertising, and consulting and professional fees. Store-level Adjusted EBITDA should not be used as a substitute for consolidated measures of profitability or performance because it does not reflect corporate overhead expenses that are necessary to allow us to effectively operate our stores and generate Store-level Adjusted EBITDA. We anticipate that we will continue to incur corporate overhead expenses in future periods.